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EXHIBIT 99.1

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

Condensed Consolidated Financial Statements

September 30, 2002

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2002 and 2001

The New York State Insurance Department recognizes only statutory accounting practices for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the New York State Insurance Department to financial statements prepared in accordance with accounting principles generally accepted in the United States of America in making such determinations.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

ASSETS	September 30, 2002	December 31, 2001
Bonds at market value (amortized cost of $2,446,137 and $2,211,247)	$2,691,217	$2,303,431
Equity investments at market value (cost of $10,006)		10,076
Short-term investments	216,440	213,212

Total investments	2,907,657	2,526,719
Cash	20,052	5,882
Securitized loans at cost	212,190
Deferred acquisition costs	262,883	240,492
Prepaid reinsurance premiums	481,012	420,798
Reinsurance recoverable on unpaid losses	49,987	28,880
Investment in unconsolidated affiliate	49,148	49,726
Other assets	161,948	165,782

TOTAL ASSETS	$4,144,877	$3,438,279

LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY
Deferred premium revenue	$1,295,696	$1,090,332
Losses and loss adjustment expenses	182,407	114,428
Deferred federal income taxes	175,072	133,877
Ceded reinsurance balances payable	43,437	34,961
Notes payable to affiliate	212,190
Surplus notes	125,000	144,000
Minority interest	51,806	46,157
Accrued expenses and other liabilities	130,705	175,852

TOTAL LIABILITIES AND MINORITY INTEREST	2,216,313	1,739,607

Common stock (400 shares authorized, issued and outstanding; par value of $37,500 per share)	15,000	15,000
Additional paid-in capital	802,852	794,797
Accumulated other comprehensive income (net of deferred income taxes of $81,675 and $29,334)	163,405	62,920
Accumulated earnings	947,307	825,955

TOTAL SHAREHOLDER'S EQUITY	1,928,564	1,698,672

TOTAL LIABILITIES AND MINORITY INTEREST AND SHAREHOLDER'S EQUITY	$4,144,877	$3,438,279

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME

(Dollars in thousands)

	Nine Months Ended September 30,
	2002	2001
REVENUES:
Net premiums written (net of premiums ceded of $160,868 and $112,317)	$369,731	$230,519

Premiums earned (net of premiums ceded of $104,188 and $70,780)	226,838	165,399
Net investment income	101,820	94,467
Net realized gains	26,553	5,064
Net realized and unrealized gains (losses) on derivative instruments	(70,277)	6,039
Other income	961	569

TOTAL REVENUES	285,895	271,538

EXPENSES:
Losses and loss adjustment expenses	50,995	9,112
Policy acquisition costs	39,169	30,368
Other operating expenses	36,323	32,352

TOTAL EXPENSES	126,487	71,832

Minority interest and equity in earnings of unconsolidated affiliate	437	434

INCOME BEFORE INCOME TAXES	159,845	200,140
Provision for income taxes	29,823	44,520

NET INCOME	130,022	155,620

Other comprehensive income, net of tax:
Unrealized gains on securities:
Holding gains arising during period	119,883	27,635
Less: reclassification adjustment for gains included in net income	19,398	3,408

Other comprehensive income	100,485	24,227

COMPREHENSIVE INCOME	$230,507	$179,847

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Nine Months Ended September 30,
	2002	2001
Cash flows from operating activities:
Premiums received, net	$362,080	$194,971
Policy acquisition and other operating expenses paid, net	(96,764)	(67,289)
Termination fee on derivative	(38,000)
Recoverable advances recovered (paid)	4,292	(607)
Loss and loss adjustment expenses paid, net	(3,820)	(16,809)
Net investment income received	95,654	91,390
Federal income taxes paid	(59,253)	(35,117)
Interest paid	(6,362)	(3,000)
Other, net	(2,027)	3,132

Net cash provided by operating activities	255,800	166,671

Cash flows from investing activities:
Proceeds from sales of bonds	659,205	339,060
Purchases of bonds	(871,520)	(484,227)
Purchases of property and equipment	(5,619)	(2,623)
Net increase in short-term securities	(2,414)	(14,151)
Other investments, net	6,389	1,670

Net cash used for investing activities	(213,959)	(160,271)

Cash flows from financing activities:
Surplus notes repaid	(19,000)
Dividends paid	(8,671)	(1,589)

Net cash used for financing activities	(27,671)	(1,589)

Net increase in cash	14,170	4,811
Cash at beginning of period	5,882	7,053

Cash at end of period	$20,052	$11,864

(a)
In the first nine months of 2002 and 2001, the Company received a tax benefit of $8,055 and $2,992, respectively, by utilizing its Parent's losses. These amounts were recorded as capital contributions.

See notes to condensed consolidated financial statements.

FINANCIAL SECURITY ASSURANCE INC.
AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months Ended September 30, 2002 and 2001

1.    ORGANIZATION AND OWNERSHIP

        Financial Security Assurance Inc. (the Company), a wholly owned subsidiary of Financial Security Assurance Holdings Ltd. (the Parent), is an insurance company domiciled in the State of New York. The Company and its subsidiaries are primarily engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations.

2.    BASIS OF PRESENTATION

        The accompanying condensed consolidated financial statements have been prepared by the Company and are unaudited. In the opinion of management, all adjustments, which include only normal recurring adjustments necessary to present fairly the financial position, results of operations and cash flows at September 30, 2002 and for all periods presented, have been made.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These statements should be read in conjunction with the Company's December 31, 2001 consolidated financial statements and notes thereto. The year-end condensed balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America. The results of operations for the periods ended September 30, 2002 and 2001 are not necessarily indicative of the operating results for the full year. Certain prior-year balances have been reclassified to conform to the 2002 presentation.

3.    LOSSES AND LOSS ADJUSTMENT EXPENSES

        A case basis reserve for unpaid losses and loss adjustment expenses is recorded at the net present value of the estimated loss when, in management's opinion, the likelihood of a future loss on a particular insured obligation is probable and determinable at the balance sheet date. The estimated loss on a transaction is discounted using the then current risk-free rates ranging from 5.79% to 6.1%.

        The Company also maintains a non-specific general reserve, which is available to be applied against future additions or accretions to existing case basis reserves or to new case basis reserves to be established in the future. The general reserve is calculated by applying a loss factor to the Company's total net par underwritten and discounting the result at the then current risk-free rates. The loss factor used for this purpose has been determined based upon an independent rating agency study of bond defaults and the Company's portfolio characteristics and history.

        Management of the Company periodically evaluates its estimates for losses and loss adjustment expenses and establishes reserves that management believes are adequate to cover the net present value of the ultimate net cost of claims. In the second quarter of 2002, as part of this ongoing credit review process, management identified certain transactions not performing as expected in its portfolio of insured collateralized debt obligations (CDOs). As a result, management analyzed all CDO transactions in its insured portfolio that breached over-collateralization triggers, which were included in such transactions as one measure of adverse performance. A "deterministic" approach was utilized as a basis to estimate the loss inherent in this portfolio. The deterministic model analyzes a run of the collateral portfolio for each transaction considering each CDO transaction's unique attributes (such as reinsurance, individual collateral ratings and status, derivatives purchased, premiums due to the guarantor, etc.) utilizing a Moody's default pattern for frequency of defaults, an estimate of collateral recovery values for severity, and a risk-free rate of interest. Management assumed that current default rates on CDO collateral would improve in a manner consistent with an economic recovery following a period of significant credit deterioration similar to that experienced in 1991/1992 and, as a result, management selected Moody's 1992 idealized default curve as a predictor of future defaults on the CDO collateral. The per period default rate is calculated based on the Moody's weighted average rating factor for each piece of surviving collateral. Recovery rates are judgmentally established by the Company. In considering the recovery rates to be utilized, management adjusted Moody's average recovery rates (observed since 1982) downward to reflect more recent and more adverse observations. At June 30, 2002, this analysis produced a present value of expected losses of $51.5 million, net of reinsurance recoveries and net of unearned premiums and future ceding commissions. As described in more detail below, management addressed this net present value of expected loss ($51.5 million) through (i) an increase in the Company's general reserve ($31.0 million) and (b) current amounts already existing in its general reserve ($20.5 million), including general reserve amounts reallocated to case basis reserves ($11.3 million). The $31.0 million increase in the Company's general reserve resulted in a corresponding increase to losses and loss adjustment expense in the income statement of $31.0 million. No additional adjustments were considered necessary at September 30, 2002. At September 30, 2002, the general reserve totaled $108.3 million and the total losses and loss adjustment expense liability totaled $182.4 million.

        Management has established a methodology of recording case basis reserves on CDO transactions to the extent that the over-collateralization ratio (non-defaulted collateral at par value divided by the debt insured) has fallen below 100%, since management believes that claims on such transactions are probable and that the amount of the undercollateralization is a reasonable estimate of such claims. Such transactions may benefit from excess cash flow attributable in part to higher interest rates on the underlying collateral than on the insured securities. In addition, such transactions generally require insured payments of principal only at the ultimate maturity of such transactions. As a result, the Company does not expect to be required to pay claims in respect of these transactions until 2010, but may elect to do so at an earlier date at its discretion. Over time, management expects to reallocate amounts in its general reserve (including accretions thereto) to case reserves as specific losses on its insured CDO portfolio become probable and estimable in accordance with the undercollateralization methodology described above. Application of this methodology resulted in recording $34.5 million in gross case basis reserves and $23.2 million in reinsurance recoverable on unpaid losses, resulting in an $11.3 million increase in net case basis reserves. Management, beginning in the second quarter of 2002, has refined the loss factor it applies to its net par underwritten when calculating the general reserve in order to reflect its recent adverse experience. As a result, the general reserve accrual for the nine months ended September 30, 2002 was $20.0 million, rather than the approximate $12.4 million that would have been accrued using the prior assumptions. Management expects future reserve contributions to be approximately double the amounts under the prior practice. Since the reserves are based upon estimates, there can be no assurance that the ultimate liability will not differ from such estimates. The Company will continue, on an ongoing basis, to monitor these reserves and may periodically adjust such reserves, upward or downward, based on the Company's actual loss experience, its future mix of business and future economic conditions.

4.    STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

        In August 2002, the single corporate name credit default swap program was terminated in exchange for paying termination costs of $43.0 million, $38.0 million of which was related to the Company's exposure. This resulted in the Company recognizing a third quarter 2002 pre-tax charge of

$17.1 million. Through the second quarter of 2002, the Company had already recognized aggregate charges of $20.9 million related to the program in accordance with the mark-to-market requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities". The charge was included in net realized and unrealized gains (losses) on derivative instruments in the consolidated statements of operations and comprehensive income.

        The Company has also insured a number of credit default swap agreements that it intends, in each case, to hold for the full term of the agreement. It considers these agreements to be a normal extension of its financial guaranty insurance business, although they are considered derivatives for accounting purposes. These agreements are recorded at fair value. The Company believes that the most meaningful presentation of the financial statement impact of these derivatives is to reflect premiums as installments are received, to record losses and loss adjustment expenses as incurred and to record changes in fair value as incurred. The changes in fair value, which were losses of $28.5 million and $33.5 for the three months and nine months ended September 30, 2002, respectively, are recorded in net realized and unrealized gains (losses) on derivative instruments in the consolidated statement of operations and comprehensive income and in other assets. The gains and losses recorded by recording these contracts at fair value will be determined each quarter based upon market pricing of Super Triple-A swap guarantees, and is not an indication of potential claims under FSA's guaranty. The Company does not believe the fair value adjustments are an indication of potential claims under the Company's guarantees.

5.    SECURITIZED LOANS AND NOTES PAYABLE TO AFFILIATE

        In September 2002, the Company exercised certain rights available under its financial guaranty policy and the indenture relating to, loan-backed notes issued by FMAC Loan Receivables Trust 1998-D (the Trust). Those rights allowed the Company to accelerate the insured notes and pay claims under its insurance policy on an accelerated basis. The notes were issued in three series, with fixed coupons of 6.11%, 6.40% and 6.73% with remaining contractual maturities of approximately 12 years and represent the entire debt capitalization of the Trust. A refinancing vehicle reimbursed the Company in whole for its claims payment in exchange for an assignment of certain of the Company's rights against the capital of the Trust. The refinancing vehicle secured the funds to purchase the notes by issuing 15 notes, totaling $212.2 million in principal, with interest rates ranging from 2.445% to 5.718%. These notes were purchased by FSA Asset Management LLC (AMC), a wholly owned subsidiary of the Parent. The Company maintains significant reinsurance, first loss and quota share, under this transaction.

        Since the notes represented 100% of the debt capitalization of the Trust and since the Company maintains all of the risk of further asset decline and maintains control over key decisions regarding the Trust (i.e. removal of servicer, sale of assets, liquidation of the entity), the Company consolidated the Trust.

        Although the securitized loans are included on the Company's balance sheet, the securitized loans continue to exclusively support an FSA-insured transaction, subject to considerable first loss and quota share reinsurance. In accordance with AICPA Practice Bulletin 6 Amortization of Discounts on Certain Acquired Loan ("Practice Bulletin 6"), the Company has recorded the securitized loans at cost, has determined net cash flows from the pool of securitized loans and is recording income based upon the constant yield method. The cash flows on the securitized loans will be monitored and the constant yield modified to reflect any change in cash flow estimates.

        As a result of this transaction, the Company recorded $212.2 million of securitized loans and $212.2 million of notes payable. The Company recorded $0.4 million of other income on the securitized loans and $0.4 million of interest expense on the notes payable during the third quarter of 2002.

        Principal payments due under these notes for the fourth quarter of 2002 and each of the next five years ending December 31 and thereafter, are as follows (in millions):

Expected Withdrawal Date	Principal Amount
2003	12.0
2004	21.5
2005	18.5
2006	17.0
2007	16.0
Thereafter	127.2

Total	$212.2

6.    OUTSTANDING EXPOSURE

        The Company limits its exposure to losses from writing financial guarantees by underwriting investment-grade obligations, diversifying its portfolio and maintaining rigorous collateral requirements on asset-backed obligations, as well as through reinsurance. The gross principal amounts of insured obligations in the asset-backed insured portfolio are backed by the following types of collateral (in millions) at September 30, 2002 and December 31, 2001:

	Net of Amounts Ceded		Ceded
	2002	2001	2002	2001
Residential mortgages	$24,790	$26,084	$3,891	$4,554
Consumer receivables	20,402	19,856	5,852	4,981
Pooled corporate obligations	79,111	61,412	13,535	11,839
Investor-owned utility obligations	615	598	345	314
Other asset-backed obligations(1)	5,095	3,563	2,731	1,278

Total asset-backed obligations	$130,013	$111,513	$26,354	$22,966

(1)
Includes $1,707 million and $479 million, in 2002 and 2001, respectively, in "Net of Amounts Ceded" relating to FSA-insured GICs issued by AMC.

        Net and ceded amounts are not necessarily reflective of the risk retained by FSA since FSA employs first loss reinsurance on a material portion of its asset-backed business.

        The gross principal amount of insured obligations in the municipal insured portfolio includes the following types of issues (in millions) at September 30, 2002 and December 31, 2001

	Net of Amounts Ceded		Ceded
Types of Issues
	2002	2001	2002	2001
General obligation bonds	$51,684	$42,692	$17,957	$15,512
Housing revenue bonds	5,512	4,717	1,590	1,557
Municipal utility revenue bonds	20,741	16,497	12,191	10,955
Health care revenue bonds	5,871	5,642	6,261	6,004
Tax-supported bonds (non-general obligation)	26,388	21,982	12,086	10,143
Transportation revenue bonds	6,726	5,391	5,349	4,760
Other municipal bonds	10,996	8,677	5,201	3,510

Total municipal obligations	$127,918	$105,598	$60,635	$52,441

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  EXHIBIT 99.1
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES Condensed Consolidated Financial Statements September 30, 2002
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED FINANCIAL STATEMENTS Nine Months Ended September 30, 2002 and 2001
INDEX
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Dollars in thousands, except per share data)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
FINANCIAL SECURITY ASSURANCE INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the Nine Months Ended September 30, 2002 and 2001